SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                          NEXUS TELOCATION SYSTEMS LTD.
                          -----------------------------
                                (Name of Issuer)

                Ordinary Shares, NIS 0.01 Nominal Value Per Share
                -------------------------------------------------
                         (Title of Class of Securities)

                                    M74919107
                       ---------------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 28, 2000
                     -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__] .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 8 Pages

CUSIP No. M74919107                                            Page 2 of 8 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  5,160,000
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   5,160,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            5,160,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [_]

13       Percent of Class Represented By Amount in Row (11)

                                    23.24%

14       Type of Reporting Person*

                  OO; IA




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M74919107                                            Page 3 of 8 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   5,160,000
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            5,160,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            5,160,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                      [_]

13       Percent of Class Represented By Amount in Row (11)

                                    23.24%

14       Type of Reporting Person*

                  IA




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. M74919107                                            Page 4 of 8 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a. [_]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   5,160,000
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            5,160,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            5,160,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                      [_]

13       Percent of Class Represented By Amount in Row (11)

                                    23.24%

14       Type of Reporting Person*

                  IA




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 8 Pages



               This Amendment No. 1 to Schedule 13D relates to Ordinary Shares, NIS 0.01 nominal value per share (the "Shares"), of Nexus Telocation Systems Ltd. (the "Issuer"). This Amendment No. 1 amends and supplements the initial statement on Schedule 13D dated January 20, 2000 (the "Initial Statement") filed by the Reporting Persons and is being filed by the Reporting Persons to report that, as a result of the recent acquisition of Shares of the Issuer, the number of Shares of which the Reporting Persons may be deemed to be the beneficial owners has increased by more than one percent of the total number of Shares outstanding. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is amended and supplemented as follows.

Item 2.   Identity and Background.

               Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is an updated list of the Managing Directors of SFM LLC.

Item 3.   Source and Amount of Funds or Other Consideration.

               On February 28, 2000 QEG-NTS expended approximately $5,160,000 of its working capital to purchase 2,064,000 Shares from the Issuer in a private placement transaction pursuant to the Second Closing as set forth in the Securities Purchase Agreement.

               The Shares held for the account of QEG-NTS may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.   Purpose of Transaction.

               All of the securities reported herein as having been acquired for the account of QEG-NTS were acquired for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

               The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.   Interest  in Securities of the Issuer.

                    (a) Each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of the 5,160,000 Shares (representing approximately 23.24% of the total number of outstanding Shares) held for the account of QEG-NTS.

                    (b) (i) SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 5,160,000 Shares held for the account of QEG-NTS.

                        (ii) Each of Mr. Soros and Mr. Druckenmiller, as a result of their positions with SFM LLC, may be deemed to have the shared power to direct the voting and disposition of the 5,160,000 Shares held for the account of QEG-NTS.

                    (c) Except for the transaction described in Item 3 hereto (which is incorporated into this Item 5 by reference), there have been no transactions effected with respect to the Shares since January 20, 2000 by any of the Reporting Persons.

                                                               Page 6 of 8 Pages


                    (d) The members of QEG-NTS have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QEG-NTS in accordance with their ownership interests in QEG-NTS.

                    (e) Not applicable.

                                                               Page 7 of 8 Pages

                                   SIGNATURES


               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  March 1, 2000


                                        SOROS FUND MANAGEMENT LLC

                                        By:  /S/  MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


                                        GEORGE SOROS

                                        By:  /S/  MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER

                                        By:  /S/  MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                               Page 8 of 8 Pages

                                     ANNEX A


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC.


Scott K. H. Bessent
Walter Burlock
L. Kevin Dann
Duncan Hennes
Ron Hiram
Michael Karsh
Sheldon Kasowitz
David N. Kowitz
Carson Levit
Alexander C. McAree
Steven Okin
Michael Pendy
Frank Sica


               Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

               To the best of the Reporting Persons' knowledge:

                    (a)  None of the above persons hold any Shares.

                    (b)  None  of  the   above   persons   has  any   contracts,
arrangements, understandings or relationships with respect to the Shares.